Exhibit 99.1

The Capri Family Foundation Completes Tender Offer for Optibase

HERZLIYA, Israel, March 23, 2022 – Optibase Ltd. (NASDAQ: OBAS) (“Optibase”) today announced the results of the previously announced tender offer (the “Bid”) in cash for all outstanding ordinary shares (“Ordinary Shares”) of Optibase that are not yet owned by The Capri Family Foundation (the “Capri”) and its affiliates, which expired as scheduled on March 22, 2022.

Capri confirmed that, as of the expiration of the tender offer period on March 22, 2022, a total of 768,905 Ordinary Shares had been validly tendered into the Bid and not withdrawn.  The number of shares tendered and not validly withdrawn pursuant to the offer satisfied the minimum condition of the offer and all other conditions to the offer were satisfied or waived. Capri has accepted all shares tendered and not validly withdrawn pursuant to offer and promptly will pay for those shares.

As a consequence of the completion of the offer, under the Israeli Companies Law, Capri automatically thereby also acquired all of the Optibase shares, not already held by the members of its bidder group, that were not tendered into the offer, and became obligated to pay to those holders the offer price, $12.64, without interest and subject to withholding tax. Capri will mail a form of letter of transmittal to former holders who did not tender in the offer, which those holders may use to direct its payment to them.

Capri and the members of its bidder group are now the sole owners of Optibase shares.

Optibase's intention to delist the Ordinary Shares from Nasdaq and terminate its U.S. reporting obligations.

Optibase is notifying The Nasdaq Stock Market today of its determination to withdraw the Ordinary Shares from listing on Nasdaq and to withdraw the registration of the Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Optibase's board of directors (the “Board of Directors”) intends to cause Optibase to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on or about April 4, 2022, to effect the delisting and withdrawal from registration under Section 12(b) of the Exchange Act. Optibase expects the Form 25 to become effective 10 days after it is filed, unless Optibase withdraws it or the SEC postpones its effectiveness, at which point the Ordinary Shares will no longer trade on Nasdaq. The Board of Directors also intends to cause Optibase to file a Form 15F with the SEC to deregister with the SEC and terminate Optibase's U.S. reporting obligations once the Board of Directors confirms that the applicable conditions to do so are met.

Subject to compliance with applicable regulations, the Board of Directors has determined to withdraw the Ordinary Shares from listing on Nasdaq and to withdraw the registration of the Ordinary Shares under the Exchange Act based on the fact that Optibase is now wholly owned by the Bidder.

Optibase has not arranged for the listing of Ordinary Shares on any other national securities exchange and has not made any arrangements for the quotation of Ordinary Shares in a quotation medium (as defined under applicable SEC rules and regulations).

Optibase reserves the right, for any reason, to delay the filings mentioned herein, to withdraw them prior to effectiveness, and to otherwise change its plans in respect of delisting, deregistration and termination of its U.S. reporting obligations.

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Cautionary Statement Regarding Forward Looking Statements

Certain statements in this communication are forward-looking statements. These statements relate to future events and are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks and uncertainties associated with the tender offer or any other offer or proposal, the outcome of any litigation related to the tender offer or any other offer or proposal, the Board’s recommendation to the shareholders concerning the tender offer or any other offer or proposal, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com